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John G. Crowley

Davis Polk & Wardwell LLP	212 450 4550 tel
450 Lexington Avenue	212 701 5550 fax
New York, NY 10017	john.crowley@davispolk.com

October 3, 2016

Re:	Advanced Accelerator Applications S.A. Registration Statement on Form F-1 Filed September 26, 2016 File No. 333-213806

CONFIDENTIAL

Ms. Suzanne Hayes

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, Advanced Accelerator Applications S.A. (the “Company”), we are responding to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated September 30, 2016 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised Exhibit 5.1 to the Registration Statement filed today with an amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive actions taken.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission	2	October 3, 2016

Exhibit 5.1

1.    We note the assumptions on page 2 of the legal opinion. In particular, we note that counsel has assumed “that the Company is a company duly organized, validly existing and incorporated under the laws of France.” Counsel may not assume material facts underlying the opinion or any readily ascertainable facts. Please file a revised legal opinion which retains no such assumptions. For guidance, please see Staff Legal Bulletin No. 19 at Section II.B.3.a, available on the Commission’s website.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed a revised Exhibit 5.1 legal opinion that addresses the Staff’s comment.

Please do not hesitate to contact me at (212) 450-4550, (212) 701-5550 (fax) or john.crowley@davispolk.com or Yasin Keshvargar at (212) 450-4839, (212) 701-5839 if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ John G. Crowley

John G. Crowley

cc:

Via E-mail

Stefano Buono, Chief Financial Officer - Advanced Accelerator Applications S.A.

Heinz Mäusli, Chief Financial Officer - Advanced Accelerator Applications S.A.

Edward Sturchio, Global General Counsel - Advanced Accelerator Applications S.A.